File No. 812-xxxx

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

APPLICATION FOR

AN ORDER OF EXEMPTION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY

ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN

PROVISIONS OF SECTION 15(a) OF THE 1940 ACT

AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN

DISCLOSURE REQUIREMENTS UNDER

VARIOUS RULES AND FORMS.

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The MainStay Funds

MainStay Funds Trust

Mainstay VP Funds Trust

New York Life Investment Management LLC

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Please address all communication regarding this Application to: J. Kevin Gao, Esq. New York Life Investment Management LLC 169 Lackawanna Avenue Parsippany, New Jersey 07054 (973) 394-4450

Copy to:

Sander M. Bieber, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006

(202) 261-3308

Kevin M. Bopp, Esq.

New York Life Investment Management LLC

169 Lackawanna Avenue

Parsippany, New Jersey 07054

(973) 394-4436

September 19, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF The MainStay Funds, MainStay Funds Trust, Mainstay VP Funds Trust, and New York Life Investment Management LLC 51 Madison Avenue New York, New York 10010 File No. 812-xxxx	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I. INTRODUCTION

The MainStay Funds, MainStay Funds Trust and MainStay VP Funds Trust (each a “MainStay Fund” and collectively, the “MainStay Group of Funds”), each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”) and New York Life Investment Management LLC (“New York Life Investments” or the “Manager” and together with the MainStay Group Funds and the Series, the “Applicants”),1 the investment adviser to each Series, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Manager, subject to the approval of the board of trustees of the applicable MainStay Fund (each a “Board”), including a majority of those who are not “interested persons” of the Series or the Manager as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors. As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Manager for that Series, or (2) a sister company of the Manager for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Manager (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, the applicable MainStay Fund, or the Manager, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to a Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).2

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1 The term “Manager” includes (i) New York Life Investments, and (ii) any entity controlling, controlled by or under common control with, New York Life Investments or its successors. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Manager, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Series”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

Applicants are seeking this exemption primarily to enable the Manager and each Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Manager and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Manager, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board. This structure is commonly referred to as a “multi-manager” structure.

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3 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of New York Life Investments, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Advisor”).

If the relief sought is granted, the Manager, with the approval of the applicable Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors. Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor (all such changes referred to herein as “Ineligible Sub-Advisor Changes”).

The Applicants have obtained an order from the Commission granting substantially similar relief solely with respect to Non-Affiliated Sub-Advisors (The MainStay Funds, et al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (file no. 812-13257)) (the “Non-Affiliated Sub-Advisor Order”). Any order granted by the Commission with respect to this Application would supersede the Non-Affiliated Sub-Advisor Order.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II. THE MAINSTAY GROUP OF FUNDS

Each of MainStay Funds Trust and MainStay VP Funds Trust is organized as a Delaware statutory trust, and The MainStay Funds is organized as a Massachusetts business trust. Each MainStay Fund is registered with the Commission as an open-end management investment company under the 1940 Act. The Board of each MainStay Fund consists of eight (8) members, all but one of whom, including the Chairperson, are Independent Board Members. New York Life Investments serves as the “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each existing Series. The MainStay Group of Funds and the Series are not required to hold annual shareholder meetings.

Each MainStay Fund may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions. Currently, the MainStay Group of Funds consists of 79 Series. Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act. Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III. THE MANAGER

New York Life Investments, with headquarters at 51 Madison Avenue, New York, New York 10010, is a limited liability company organized under the laws of the State of Delaware, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). New York Life Investments is an indirect, wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). New York Life is the largest mutual life insurance company in the United States4 and one of the largest life insurers in the world. New York Life’s family of companies offers life insurance, retirement income, investments and long-term care insurance. The Manager, through direct and indirect, wholly-owned subsidiaries (i.e., a multiple-boutique investment structure), offers access to an array of fixed income, equities and alternative products for institutional and retail clients. Each investment boutique has its own personnel and resources, including portfolio managers and analysts, and offers a variety of products, services, and solutions for the institutional, retail, and retirement markets, including in some instances, the Series. The Manager serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable MainStay Fund (each an “Investment Management Agreement” and together the “Investment Management Agreements”). Any future investment adviser of a MainStay Fund will be registered with the Commission as an investment adviser under the Advisers Act.

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4 Based on revenue as reported by “Fortune 500 ranked within Industries, Insurance: Life, Health (Mutual),” Fortune magazine, May 20, 2013. See http://money.cnn.com/magazines/fortune/fortune500/2013/faq/?iid=F500_sp_method%20 for methodology.

The Investment Management Agreement for each existing Series was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act. Each other Investment Management Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Manager, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Series. As the investment adviser to each Series, the Manager may determine the securities and other instruments to be purchased, sold or entered into by each Series and may place orders with brokers or dealers selected by the Manager. The Manager also may determine what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Manager periodically reviews a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of each Investment Management Agreement, the Manager may, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. In accordance with each Investment Management Agreement, the Manager will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws. The Manager continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Manager’ responsibilities include, for example, recommending the removal or replacement of Sub-Advisors, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. If the Manager determines to delegate portfolio management responsibilities to one or more sub-advisers, the Manager evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series, oversees, monitors and reviews the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a Sub-Advisor, the name of the Manager, including the legal name of the Manager and/or any “doing business as” or business unit names of the Manager, may precede the name of the Sub-Advisor.5

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5 Currently New York Life Investments uses the name “MainStay” as a “doing business as” name and would expect to use the MainStay name, as opposed to its full legal name, in front of the name of the Sub-Advisor in accordance with this representation. In the future, New York Life Investments or another investment adviser might have other “doing business as” names or names of business units that they also might elect to use in place of their legal names.

For its services to each Series under the applicable Investment Management Agreement, the Manager receives an investment management fee from that Series based on the average net assets of that Series. A Sub-Advisor will receive an investment management fee from the Manager based on a percentage of the assets overseen by the Sub-Advisor. The fee paid to a Sub-Advisor is the result of negotiations between the Manager and the Sub-Advisor and is approved by the applicable Board for that Subadvised Series, including a majority of the Independent Board Members.

IV. THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Manager has entered into Sub-Advisory Agreements with the following Sub-Advisors on behalf of the Subadvised Series:6

•	Cornerstone Capital Management Holdings LLC (“Cornerstone Capital”) serves as a Wholly-Owned Sub-Advisor of MainStay Common Stock Fund, a series of The MainStay Funds; and MainStay Balanced Fund (equity portion), MainStay Emerging Markets Opportunities Fund, MainStay International Equity Fund, MainStay International Opportunities Fund, MainStay S&P 500 Index Fund, and MainStay U.S. Equities Opportunities Fund, each a series of MainStay Funds Trust; and MainStay VP Balanced Portfolio (equity portion), MainStay VP Common Stock Portfolio, MainStay VP International Equity Portfolio, MainStay VP Mid Cap Core Portfolio, and MainStay VP S&P 500 Index Portfolio, each a series of MainStay VP Funds Trust.

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6 The Manager has also entered into a sub-advisory agreement with Cornerstone Capital Management LLC, an indirect, non-wholly-owned subsidiary of New York Life, on behalf of MainStay Cornerstone Growth Fund, a series of MainStay Funds Trust; and MainStay VP Cornerstone Growth Portfolio, a series MainStay VP Funds Trust.

•	Cushing® Asset Management, LP serves as a Non-Affiliated Sub-Advisor of MainStay Cushing MLP Premier Fund, MainStay Cushing Renaissance Advantage Fund and MainStay Cushing Royalty Energy Income Fund, each a series of MainStay Funds Trust.

•	Dimensional Fund Advisors LP serves as a Non-Affiliated Sub-Advisor of MainStay VP DFA / DuPont Capital Emerging Markets Portfolio (portion), a series of MainStay VP Funds Trust.

•	DuPont Capital Management Corporation serves as a Non-Affiliated Sub-Advisor of MainStay VP DFA / DuPont Capital Emerging Markets Portfolio (portion), a series of MainStay VP Funds Trust.

•	Eagle Asset Management, Inc. serves as a Non-Affiliated Sub-Advisor of MainStay VP Eagle Small Cap Growth Portfolio, a series of MainStay VP Funds Trust.

•	Epoch Investments Partners, Inc. serves as a Non-Affiliated Sub-Advisor of MainStay Income Builder Fund (equity portion), a series of The MainStay Funds; MainStay Epoch Global Choice Fund, MainStay Epoch Global Equity Yield Fund, MainStay Epoch International Small Cap Fund, MainStay Epoch U.S. All Cap Fund, MainStay Epoch U.S. Equity Yield Fund, and MainStay U.S. Small Cap Fund, each a series of MainStay Funds Trust; and MainStay VP Income Builder Portfolio (equity portion), and MainStay VP U.S. Small Cap Portfolio, each a series of MainStay VP Funds Trust.

•	Institutional Capital LLC (“ICAP”) serves as a Wholly-Owned Sub-Advisor of MainStay MAP Fund (portion), a series The MainStay Funds; MainStay ICAP Equity Fund, MainStay ICAP Global Fund, MainStay ICAP International Fund, and MainStay ICAP Select Equity Fund, each a series of MainStay Funds Trust; and MainStay VP ICAP Select Equity Portfolio, a series of MainStay VP Funds Trust.

•	Janus Capital Management LLC serves as a Non-Affiliated Sub-Advisor of MainStay VP Janus Balanced Portfolio, a series of MainStay VP Funds Trust.

•	MacKay Shields LLC (“MacKay Shields”) serves as a Wholly-Owned Sub-Advisor of MainStay Convertible Fund, MainStay Global High Yield Fund, MainStay Government Fund, MainStay High Yield Corporate Fund, MainStay Income Builder Fund (fixed-income portion), MainStay Tax Free Bond Fund, and MainStay Unconstrained Bond Fund,, each a series The MainStay Funds; MainStay California Tax Free Opportunities Fund, MainStay High Yield Municipal Bond Fund, MainStay High Yield Opportunities Fund, MainStay New York Tax Free Opportunities Fund, MainStay Short Duration High Yield Fund, MainStay Short Term Bond Fund, and MainStay Total Return Bond Fund, each a series of MainStay Funds Trust; and MainStay VP Convertible Portfolio, MainStay VP Government Portfolio, MainStay VP High Yield Corporate Portfolio, MainStay VP Income Builder Portfolio (fixed-income portion), and MainStay VP Unconstrained Bond Portfolio, each a series of MainStay VP Funds Trust.

•	Marketfield Asset Management LLC serves as a Non-Affiliated Sub-Advisor of MainStay Marketfield Fund, a series of MainStay Funds Trust; and MainStay VP Marketfield Portfolio, a series of MainStay VP Funds Trust.

•	Markston International LLC serves as a Non-Affiliated Sub-Advisor of MainStay MAP Fund (portion), a series of The MainStay Funds.

•	Massachusetts Financial Services Company serves as a Non-Affiliated Sub-Advisor of MainStay VP MFS Utilities Portfolio, a series of MainStay VP Funds Trust.

•	NYL Investors LLC (“NYL Investors”) serves as a Wholly-Owned Sub-Advisor of MainStay Money Market Fund, a series of The MainStay Funds; and MainStay Balanced Fund (fixed-income portion), MainStay Floating Rate Fund, and MainStay Indexed Bond Fund, each a series of MainStay Funds Trust; and MainStay VP Balanced Portfolio (fixed-income portion), MainStay VP Bond Portfolio, MainStay VP Cash Management Portfolio, and MainStay VP Floating Rate Portfolio; each a series of MainStay VP Funds Trust.

•	Pacific Investment Management Company LLC serves as a Non-Affiliated Sub-Advisor of MainStay VP PIMCO Real Return Portfolio, a series of MainStay VP Funds Trust.

•	T. Rowe Price Associates, Inc. serves as a Non-Affiliated Sub-Advisor of MainStay T. Rowe Price Equity Income Portfolio, a series of MainStay VP Funds Trust.

•	Van Eck Associates Corporation serves as a Non-Affiliated Sub-Advisor of MainStay VP Van Eck Global Hard Assets Portfolio, a series of MainStay VP Funds Trust.

•	Winslow Capital Management LLC serves as a Non-Affiliated Sub-Advisor of MainStay Large Cap Growth Fund, a series The MainStay Funds; and MainStay VP Large Cap Growth Portfolio, a series of MainStay VP Funds Trust.

The Manager may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series.7

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7 New York Life Investments is responsible for the day-to-day investment decisions of MainStay Conservative Allocation Fund, MainStay Growth Allocation Fund, MainStay Moderate Allocation Fund, MainStay Moderate Growth Allocation Fund, MainStay Retirement 2010 Fund, MainStay Retirement 2020 Fund, MainStay Retirement 2030 Fund, MainStay Retirement 2040 Fund and MainStay Retirement 2050 Fund, each series of MainStay Funds Trust; and MainStay VP Conservative Allocation Portfolio, MainStay VP Growth Allocation Portfolio, MainStay VP Moderate Allocation Portfolio, MainStay VP Moderate Growth Allocation Portfolio, without the use of a Subadvisor. New York Life Investments may, in the future, enter into Sub-Advisory Agreements on behalf of these Series.

Cornerstone Capital, ICAP and NYL Investors are each indirect, wholly-owned subsidiaries of New York Life. MacKay Shields is a direct wholly-owned subsidiary of New York Life. Cornerstone Capital, ICAP, MacKay Shields and NYL Investors provide specialized asset management services. New York Life has overall responsibility for the affairs of each of Cornerstone Capital, ICAP, MacKay Shields, NYL Investors and New York Life Investments, and generally must approve certain actions by each that would materially affect the operations of New York Life as a group. Cornerstone Capital, ICAP, MacKay Shields and NYL Investors have their own employees that provide investment services to the Subadvised Series.

The Sub-Advisors are, and any future Sub-Advisors will be, “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors are, and any future Sub-Advisors will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Manager selects Sub-Advisors based on the Manager’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. Currently, the Manager employs multiple Sub-Advisors with respect to MainStay Balanced Fund, MainStay VP Balanced Portfolio, MainStay VP DFA / DuPont Capital Emerging Markets Portfolio, MainStay Income Builder Fund, MainStay VP Income Builder Portfolio, MainStay MAP Fund. The Manager may employ multiple Sub-Advisors for one or more other Subadvised Series in the future. In multiple Sub-Advisors scenarios, the Manager allocates and, as appropriate, reallocates a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors have management responsibility for that portion of the Subadvised Series allocated to each of them.

The Manager will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the applicable Board as needed. The Manager will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and make recommendations to the applicable Board as needed.

The Sub-Advisors, subject to the supervision of the Manager and oversight of the applicable Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Manager to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisors monitor the respective Subadvised Series’ investments and provide periodic reports to the applicable Board and the Manager. The Sub-Advisors also make their officers and employees available to the Manager and the applicable Board to review the investment performance and investment policies of the Subadvised Series.

The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Advisor Order did not apply, the shareholders of the Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the applicable Board or by the shareholders of the Subadvised Series on sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants. The Sub-Advisory Agreements set forth the duties of the Sub-Advisors and precisely describe the compensation paid by the Manager to the Sub-Advisors.

The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act.8 Each year, the applicable Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. Over the course of several months, the Contracts Committee of the applicable Board, in coordination with other committees of the applicable Board, reviews comprehensive materials received from the Manager, independent third parties and independent counsel. The Contracts Committee of the applicable Board consists entirely of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Currently, the applicable Board reviews information provided by the Manager and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series discloses in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the applicable Board is maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

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8 Each Sub-Advisory Agreement will remain in full force and effect for an initial period of two (2) years from the date of its initial approval and will be renewed on an annual basis thereafter.

Pursuant to the Sub-Advisory Agreements, the Manager agrees to pay the Sub-Advisors a fee based on the percentage of the assets overseen by the Sub-Advisors, based on a percentage of the fee received by the Manager from the Subadvised Series under the Investment Management Agreement, or based on a percentage of the assets of the Subadvised Series. Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the MainStay Group of Funds nor any Subadvised Series is responsible for paying sub-advisory fees to any Sub-Advisor. The Manager will compensate each Sub-Advisor out of the fee paid to the Manager under the relevant Investment Management Agreement.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI. LEGAL ANALYSIS AND DISCUSSION

a. Shareholder Vote

i. Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

 Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Manager proposes to the applicable Board to hire new Sub-Advisors to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.9 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.10

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisors. Each Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and typically each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

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9 See Section 15(a)(3) of the 1940 Act.

10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

ii. Requested Relief

Applicants seek relief to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Subadvisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Manager either operates the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the MainStay Group of Funds

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.

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11 See Section 1(b)(6) of the 1940 Act.

12 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Manager, subject to the oversight of the applicable Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Manager in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Manager is in possession of information necessary to select the most capable Sub-Advisors. The Manager has the requisite expertise to evaluate, select and supervise the Sub-Advisors. The Manager will not normally make day-to-day investment decisions for a Subadvised Series.13

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Manager, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Manager for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

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13 Although the Manager will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series.

In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, the Manager considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Sub-Advisor; and

(4) reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and any other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Manager will typically: (i) review the Sub-Advisor’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) together with the relevant Board, conduct an interview of the Sub-Advisor.

In addition, the Manager and the relevant Board considers the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only the Manager’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Manager, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by a Subadvised Series. Accordingly, the Manager and the relevant Board analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Manager and the relevant Board consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

2. Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Manager to select a Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series. As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Advisor. The Manager will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series. The Manager is responsible, pursuant to the Investment Management Agreement, for paying the Wholly-Owned Sub-Advisor from the management fee it is paid by the Subadvised Series.

Even if the Manager had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the Board will be Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Manager, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If the Manager proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Manager by the Subadvised Series would remain subject to the annual review by the applicable Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members, except that a Sub-Advisory Agreement would not be required to be renewed within two years of its initial execution.

3. Benefits to Shareholders

When new Affiliated Sub-Advisors are retained by the Manager on behalf of a Subadvised Series today, the shareholders of the Subadvised Series are required to approve the Sub-Advisory Agreements. Similarly, if existing Sub-Advisory Agreements with such Sub-Advisors are amended in any material respect, approval by the shareholders of the affected Subadvised Series is required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of such Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor. In all these instances the need for shareholder approval requires the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are effectively hiring the Manager to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Manager hiring its own employees to oversee the Subadvised Series. Applicants believe that permitting the Manager to perform the duties for which the shareholders of the Subadvised Series are paying the Manager – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Manager believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Manager to each Sub-Advisor.

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus(es) and statement(s) of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;14 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

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14 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Prior to any Subadvised Series relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. If any Sub-Advised Series has obtained, or obtains, shareholder approval of a sub-adviser approval policy either at a meeting of shareholders or by the consent of the sole shareholder prior to the Sub-Advised Series offering its shares, prior to the issuance of an order,15 the prospectus for the Sub-Advised Series will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisors and materially amend existing Sub-Advisory Agreements without soliciting further shareholder vote. Any such Subadvised Series that has not included the relevant disclosure in its prospectus at all times since obtaining shareholder approval of the multi-manager structure described in this Application will deliver to its shareholders, at least 30 days prior to relying on the relief requested in this Application, written notice of (a) the substance and effect of the relief sought in this Application and (b) the fact that the Subadvised Series intends to employ the multi-manager structure described in this Application.16 Such written notice may take the form of a supplement to the Subadvised Series’ prospectus(es), so long as that supplement is delivered as required in the preceding sentence. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b. Fee Disclosure

i. Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

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15 If a Sub-Advised Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Non-Affiliated Sub-Advisors only) and has met all other terms and conditions of the requested order, the Sub-Advised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Non-Affiliated Sub-Advisors and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisors).

16 If a Sub-Advised Series has operated partially in the manner described in this Application (e.g., with respect to Non-Affiliated Sub-Advisors only) and included the required disclosure in its prospectus, it may begin operating in the manner described in this Application upon receiving the required consent of shareholders or the initial shareholder, as applicable, and upon delivering the notice described herein 30 days prior to relying on the relief.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Manager, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Manager.

ii. Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Manager and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X (collectively, the “Regulatory Disclosure Requirements”). The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. If a sub-adviser, other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, is employed to provide management services to a Series, that Series will provide separate disclosure of any fees paid to such sub-adviser, as required under the Regulatory Disclosure Requirements. Further, a Sub-Advised Series may opt to provide separate disclosure of any fees paid to Wholly-Owned Sub-Advisors and Non-Affiliated Sub-Advisors that meets the Regulatory Disclosure Requirements. In such an event, the Sub-Advised Series would not comply with Condition 8 to this Application that requires that the Manager provide the Board with certain profitability information about the relevant Sub-Advised Series. Applicants will only comply with Condition 8 to the extent they rely on the relief to provide Aggregate Fee Disclosure with respect to a Sub-Advised Series.

Applicants believe that the relief sought in this Application should be granted because the Manager intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisors. As noted above, the Manager may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Manager to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Manager, under the supervision of the applicable Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement. In return, the Manager receives an advisory fee from each Subadvised Series. Pursuant to each Investment Management Agreement, the Manager will compensate the Sub-Advisors directly. Disclosure of the individual fees that the Manager would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Manager to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Manager will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Manager and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Manager and to rely upon the Manager’ expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.17

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Manager’s ability to negotiate the fees paid to Sub-Advisors. The Manager’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Manager is not required to disclose the Sub-Advisors’ fees to the public, the Manager may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Manager if the lower fees are not required to be made public.

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17 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

c. Precedent

The Commission has granted relief substantially similar to the relief sought here in the following orders: ING Investments, LLC, et al., Investment Company Act Release Nos. 30566 (June 24, 2013) (Notice) and 30603 (July 22, 2013) (Order); Munder Series Trust, et al., Investment Company Act Release Nos. 30441 (March 29, 2013) (Notice) and 30493 (Apr. 24, 2013) (Order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (Notice) and 30172 (August 20, 2012) (Order) (the “Cash Account Trust Order”); Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (Notice) and 30173 (August 20, 2012) (Order). For the reasons set forth above, the Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder. Further, Applicants believe that the Manager would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.

The relief sought herein with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus, in circumstances where the shareholders of the Subadvised Series previously approved the multi-manager structure, is similar to relief previously granted by the Commission. See, e.g., Cash Account Trust Order; Fidelity Concord Street Trust, et al., Investment Company Release Nos. 25740 (September 23, 2002) (notice) and 25770 (October 16, 2002) (order). For the reasons set forth above, the Applicants believe that the relief sought with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be, or will have been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public, except as described below. Before relying on the requested relief, each Subadvised Series that sought and obtained shareholder approval or initial shareholder consent to operate in the manner described in the Application prior to the date of the requested order and subsequently sold shares based on a prospectus that did not comply with condition 2 below will provide its shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief sought in the Application and (b) the fact that the Subadvised Series intends to employ the multi-manager structure described in the Application.

2. The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Manager has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3. The Manager will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the applicable Board, the Manager will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the applicable Board, the Manager will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4. A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series.

5. Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8. The Manager will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Manager on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9. Whenever a sub-adviser is hired or terminated, the Manager will provide the applicable Board with information showing the expected impact on the profitability of the Manager.

10. Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11. No Board Member or officer of a Subadvised Series or director, manager, or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except: (1) for ownership of interests in the Manager or any entity, except a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Manager; or (2) for the ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

12. Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-4 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 51 Madison Avenue, New York, New York 10010 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

THE MAINSTAY FUNDS

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Date:

MAINSTAY FUNDS TRUST

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Date:

MAINSTAY VP FUNDS TRUST

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Date:

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: Co-President

Date:

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A-1.

Authorizations/Certificate of The MainStay Funds Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.

Authorizations/Certificate of MainStay Funds Trust Pursuant to Rule 0-2(c)(1)

Exhibit A-3.

Authorizations/Certificate of MainStay VP Funds Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-4.

Authorizations/Certificate of New York Life Investment Management LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.

Verifications of The MainStay Funds Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verifications of MainStay Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-3.

Verifications of MainStay VP Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-4.

Verifications of New York Life Investment Management LLC Required Pursuant to Rule 0-2(d)

Exhibit A-1

SECRETARY’S CERTIFICATION

I, Kevin M. Bopp, do hereby certify that I am the Assistant Secretary of The MainStay Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of the 19th of September, 2014.

By: /s/ Kevin M. Bopp

Name: Kevin M. Bopp

Title: Assistant Secretary

Exhibit A-2

SECRETARY’S CERTIFICATION

I, Kevin M. Bopp, do hereby certify that I am the Assistant Secretary of MainStay Funds Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of the 19th of September, 2014.

By: /s/ Kevin M. Bopp

Name: Kevin M. Bopp

Title: Assistant Secretary

Exhibit A-3

SECRETARY’S CERTIFICATION

I, Kevin M. Bopp, do hereby certify that I am the Assistant Secretary of MainStay VP Funds Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust at a meeting held on June 26, 2014, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that in consideration of the recommendation of the Contracts Committee, the officers of MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds (each a “Trust” and collectively, the “Trusts”), including all current and future series of the Trusts (each a Fund and, collectively, the “Funds”), with such assistance from the Funds’ legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Funds, an application (the “Application”) with the SEC for an order under Section 6(c) of the 1940 Act to exempt each series of the Trusts, and their investment adviser, New York Life Investments, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit New York Life Investments, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Fund for which New York Life Investments serves as investment adviser and to make material changes to the subadvisory agreements with such subadvisers to the Funds without obtaining shareholder approval of the applicable Fund; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X, as discussed at this meeting, in the form deemed appropriate, with the review and advice of the Funds’ legal counsel; and it was

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trusts, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trusts, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of the 19th of September, 2014.

By: /s/ Kevin M. Bopp

Name: Kevin M. Bopp

Title: Assistant Secretary

Exhibit A-4

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, as amended, New York Life Investment Management LLC hereby states that pursuant to his position as Co-President of New York Life Investment Management LLC, the undersigned Stephen P. Fisher, is authorized to file this Application in its name and on its behalf.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: Co-President

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 19, 2014, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of The MainStay Funds (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 19, 2014

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 19, 2014, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of MainStay Funds Trust (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 19, 2014

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Exhibit B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 19, 2014, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of MainStay VP Funds Trust (the “Trust”); that he is the President of the Trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 19, 2014

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: President

Exhibit B-4

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 19, 2014, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of New York Life Investment Management LLC (“New York Life Investments”); that he is the Co-President of New York Life Investments; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 19, 2014

By: /s/ Stephen P. Fisher

Name: Stephen P. Fisher

Title: Co-President